ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 September to 1 October 2014

1 October 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 September 2014 consisted of 3,888,927,949 ordinary shares, of which 119,685,543 were held as treasury shares; leaving a balance of 3,769,242,406 shares with voting rights.

The voting rights as laid out above do not take into consideration the purchase of 500,000 shares to be held in Treasury by National Grid on 30 September 2014, as these shares have not yet settled into National Grid’s Treasury account.

The figure of 3,769,242,406 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

30 September 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	30 September 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	889.2068

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 120,185,543 of its ordinary shares in treasury and has 3,768,742,406 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

30 September 2014

Investor site visit and publication of RIIO Stakeholder documents

National Grid is today hosting a visit of investors and analysts to its UK Capital Delivery team’s offices at Castle Donington. Management from the UK business, led by John Pettigrew, National Grid’s Executive Director UK, will be describing some of the major investment activities and setting out in more detail some of the changes the business has been introducing to generate cost savings and efficiencies across its planned investment programme.

In addition, National Grid is today publishing the RIIO Stakeholder documents for the UK regulated businesses, as required by Ofgem, which report on the performance achieved in 2013/14 and set out high level expectations for the remainder of the price control. These include a range of investment scenarios, from a low case, broadly equivalent to “Slow Progression”, where new generation build continues to push back into the next RIIO period, to a higher case, similar to “Gone Green”, in which new generation growth increases in the later RIIO-T1 years and, as a result, National Grid’s investment increases by up to £1bn per annum. In aggregate these scenarios would see National Grid investing between £16bn and £20bn over the eight year period in new capital projects to sustain the essential energy infrastructure in England, Wales and Scotland, with the resulting growth in UK regulated asset value ranging from 5% to 6% on average over the period.

The updated investment scenarios reflect significant activities in maintenance as well as new connections and network reinforcement. They also reflect material capital efficiencies that the business hopes to deliver over the price control. If achieved, these efficiencies will drive additional savings to consumers over the 8-year period, a direct result of the sharing mechanisms included in the new RIIO price controls.

National Grid’s half year results will be announced on 7 November 2014. At this time there are no changes to the technical guidance provided in the first quarter statement published in July 2014. National Grid continues to expect to deliver healthy returns and good organic growth to support the commitment to sustainable dividend growth.

Materials provided at today’s event will be available on National Grid’s website and Investor Relations App from 9am UK time.

CONTACTS

Investors and Analysts

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)
Tom Hull		+1 917 524 4099 (m)
George Laskaris		+1 917 375 0989 (m)
Victoria Davies	+44 20 7004 3171	+44 7771 973447 (m)
Caroline Dawson	+44 20 7004 3169	+44 7789 273241 (m)

Media

National Grid
Clive Hawkins	+44 20 7004 3147	+44 7836 357173 (m)
Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)
Brunswick
Mike Smith or Emma Walsh	+44 (0)20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and controls); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

26 September 2014

National Grid plc (‘National Grid’ or ‘NG’)
National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance BV

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2014, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance B.V.

In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209)

23 September 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	23 September 2014

Number of ordinary shares purchased:	1,500,000

Price paid per share (pence):	880.4277

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 119,685,543 of its ordinary shares in treasury and has 3,769,242,406 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

18 September 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	18 September 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	885.2311

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 118,267,109 of its ordinary shares in treasury and has 3,770,660,840 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 12 September 2014 (the “Prospectus”) for the National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5815R—1-2014-9-12.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

For further information, please contact:

David Morgan
Capital Markets
National Grid plc
1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3379
Fax: +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3147
Fax: +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

9 September 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 5 September 2014, at 9.991%, a total of 376,821,276 shares (previously notified at 5 June 2014, at 10.9788%, a total of 410,044,171 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

National Grid plc (“NG”)

Monday 8 September 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,118 NG ordinary shares, on 8 September, under the scheme was confirmed by the Trustee today, at a price of 910.358 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,374,838 Ordinary Shares

Andrew Bonfield	1,127,601 Ordinary Shares

John Pettigrew	474,571 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

BLOCK LISTING SIX MONTHLY RETURN
National Grid plc

Date: 3 September 2014

Name of applicant:	National Grid plc

Name of scheme:	Employee Share Schemes

Period of return:	From 1 March 2014 to 31 August 2014

Balance of unallotted securities under scheme(s) from previous return:	1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,289,177

Name of contact:	Robin Kerner

Telephone number of contact:	0207 004 3223